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FOR IMMEDIATE RELEASE                  CONTACT:   Mark Maddocks
                                        Vice-President, Finance
                                      Telephone: (609) 799-0071


        IMPROVED VOLUME BOOSTS DATARAM INCOME, REVENUES
                 FOR FISCAL 1998 THIRD QUARTER


     PRINCETON, NJ, February 6, 1998   Dataram Corporation
(AMEX:DTM) achieved higher revenues and earnings for the third quarter of fiscal 1998, reflecting brisk demand for both established computer memory products and new offerings, Robert V.
Tarantino, president and chief executive officer, announced today.

     For the third quarter ended January 31, 1998, Dataram reported revenues of $19.8 million compared to $17.5 million for the year earlier period. Net earnings were $1,032,000, or $.34 per share versus $912,000, or $.27 per share for last year's comparable quarter.

     For the nine months ended January 31, 1998, revenues were $58.1 million compared to $52.1 million for the year earlier period. Net earnings totaled $2,646,000, or $.85 per share compared to $2,891,000, or $.80 per share for the prior year.

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Dataram Earnings Release - Page 2

     The Company's gross margin percentages this fiscal quarter and nine months have increased compared to the prior year. This is attributable to the introduction and favorable market acceptance of new higher capacity memory products which command higher margins. "Remaining focused on the workstation and high-end server market has allowed us to maintain our first-to-market advantage," Tarantino declared. "Our objective is to achieve both earnings and revenue growth and we remain confident that we can accomplish this goal," Tarantino said.

     Demand for the Company's products remained strong. Tarantino reported that gigabytes of memory shipped have increased 63% on a comparable quarterly basis. During the quarter, we continued our program of expanding our sales force. "This team is obtaining many new customers and increasing business with existing customers in U.S. and international markets," Tarantino declared. "Investments to expand manufacturing capacity and establish a distribution center in the United Kingdom are enabling us to maintain our high service level while we grow."

                                             Continued....
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Dataram Earnings Release - Page 3


     "We're participating in an industry that continues to exhibit dynamic growth which shows no signs of abating," Tarantino declared. "Business remains strong both here and abroad, including the Pacific Rim, where we have not experienced any fallout from the 'Asian crisis.' I fully expect that Dataram will sustain its solid financial performance throughout fiscal 1998."

      During the quarter, the Company continued its stock repurchase program and, as of the end of the quarter, has purchased 142,600 shares of the current 300,000 share authorization.

     Dataram develops, manufactures and markets gigabyte memory boards for the UNIX and windows NT workstation and server memory markets.

                                           Continued....
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Dataram Earnings Release - Page 4


               Dataram Corporation and Subsidiary
                Consolidated Summary Information
             (In thousands except per share amounts)



                             Quarter Ended    Nine Months Ended

                                 January 31         January 31

                               1998      1997       1998     1997

Revenues                    $19,844   $17,514    $58,059  $52,130

Net Earnings                 $1,032      $912     $2,646   $2,891

Earnings Per Share

-Basic                         $.35      $.28       $.88     $.84

-Diluted                       $.34      $.27       $.85     $.80

Average Shares Outstanding

-Basic                        2,936     3,234      2,997    3,433

-Diluted                      3,075     3,441      3,129    3,610